Exhibit 16.1

B D O    S E I D M A N,   L L P     L E T T E R H E A D

August 30, 2004

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 18, 2004, filed by our former client, Youbet.com, Inc. (the “Company”). We agree with the statements made in response to that Item insofar as they relate to our Firm except as it relates to the following:

With respect to SEC Regulation S-K Item 304 (a)(1)(iv), we disagree with the Company’s response to Item 4.01. There was a disagreement between the Company and us that if not resolved would have caused us to make reference to the matter in our report on the financial statements of the Company for the year ended December 31, 2004. The disagreement, which was ultimately resolved by the Company recording an adjustment, was over the propriety of capitalizing consulting expenses incurred during the second quarter of 2004. The Company has authorized us to respond fully to the inquiry of the successor accountant regarding the disagreement. We communicated the disagreement as part of our presentation to the Audit Committee of the Company on July 29, 2004.

With respect to SEC Regulation S-K Item 304 (a)(1)(v), we have performed no procedures to corroborate the Company’s response under Item 4.01 that additional internal control procedures were added or additional internal control oversight was provided with respect to recording certain specified material transactions.

Very truly yours,

/s/ BDO Seidman, LLP

cc: Rob Brierley, Chairman of the Audit Committee